BOKONI PLATINUM MINE INVESTIGATES FATAL INJURY TO A COMMUNITY MEMBER
OPENCAST MINING OPERATIONS SUSPENDED

8 October 2014, Johannesburg. Atlatsa Resources Corporation (“Atlatsa”) has suspended operations at its Klipfontein opencast mine at Bokoni Platinum Mine (“Bokoni”) pending the outcome of an urgent and full investigation into the fatal injury of a Mosotsi community member, Mr Bernard Moropane.

Atlatsa’s CEO, Harold Motaung, the board and management of Atlatsa and Bokoni extend their sincere condolences to the family and friends of Mr Moropane.

Safety of our employees and community members remains of paramount importance to our operations and mine management is working closely with the South African Police Services (“SAPS”), the Department of Mineral Resources and other authorities involved in the investigation of the fatality.

The Company notes with regret that after the fatal injury, members of the local community set fire to community and contractor mining property and equipment, causing significant damage. This too is being investigated by the SAPS, and community engagement to resolve any issues arising from this event is ongoing.

The Klipfontein opencast mine comprises approximately 20% of Bokoni’s total production and the mine has adequate stockpile for processing whilst the opencast operation remains suspended.

Cautionary note regarding forward-looking information:
This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements are made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 and other disclosure documents available at www.sedar.comand with the United States Securities and Exchange Commission, available at www.sec.gov.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Prudence Lebina	Charmane Russell/ Pam McLeod	Melanie de Nysschen
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000